THELEN REID & PRIEST LLP
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MORRISTOWN, N.J.



                                        March 30, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          RE:  NISOURCE INC.
               FILE NO. 70-9551
               ----------------

     On behalf of NiSource Inc. ("NiSource"), and Columbia Energy Group ("CEG"), we are submitting, under the Public Utility Holding Company Act of 1935 ("Act"), in the above file this letter of notification pursuant to Rule 24 (which may also serve as a post-effective amendment to the Application-Declaration on Form U-1, as previously amended ("U-1")).

     The order of the Securities and Exchange Commission ("Commission"), dated October 30, 2000, with respect to the U-1 ("Order") (Holding Co. Act Release No. 27263) required that NiSource advise the Commission no later than March 31, 2001 of its arrangements for a "subsidiary service company" and the service agreement to be used by that service company in providing services to its affiliated companies in the NiSource System. In accordance with prior advice to the staff of the Commission, as of January 1, 2001, (1) the former service companies in the NiSource and CEG systems, NiSource Corporate Services Company ("Corporate Services") and Columbia Energy Group Service Corporation ("CEGSC") were combined and the resulting entity maintained the name of Corporate Services and the use of the service agreement of CEGSC ("Service Agreement") and (2) the remaining employees of the Shared Services Division of Columbia Gas of Ohio, Inc. became employees of Corporate Services. The actions were taken in furtherance of the integration of the NiSource and CEG systems pursuant to the Order.

     After review and discussion with the Commission's staff, NiSource and Corporate Services have determined that the existing Service Agreement being used by Corporate Services, together with related allocation methods and factors, including revisions submitted to the Commission in 2000 under the 60 day letter procedure, is the most suitable basis for the on-going provision of services by Corporate Services to NiSource System affiliates and will continue to be used by Corporate Services. We believe that no further action of the


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March 30, 2001
Page 2


Commission is required since there have been no changes in previously authorized service arrangements. On behalf of NiSource and Corporate Services, we commit that no material change will be made in the organization of Corporate Services, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered by Corporate Services, subject to
Section 13 of the Act, or any rule, regulation or order thereunder, unless and until, Corporate Services has first given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. A copy of the form of Service Agreement, together with its current allocation methods and factors, as previously filed with, or submitted to, the Commission by CEG and CEGSC, is also included as Exhibit A to this Rule 24 letter.

     Exhibit A - Form of Corporate Services' Service Agreement, including allocation methods and factors.

                                        Very truly yours,

                                        THELEN REID & PRIEST, LLP
                                        Counsel for NiSource, Inc.
                                        and its Subsidiary Companies


                                        By:  /s/ William T. Baker, Jr.
                                           ------------------------------------
                                                 William T. Baker, Jr.
                                                       Partner

Enclosure

cc:  Mr. Robert P. Wason
       Securities and Exchange Commission